Exhibit 99.5

MASTER SERVICES AGREEMENT

This MASTER SERVICES AGREEMENT (hereinafter the “Agreement”) is entered into on December 18, 2020 (the “Effective Date”) between the following Parties:

BETWEEN:	THERATECHNOLOGIES INC., a corporation governed by the laws of Quebec, having a place of business at 1100-2015 Peel Street, Montreal, Quebec H3A 1T8

(hereinafter the “Client”)

AND:	WORLDWIDE CLINICAL TRIALS, INC., having a place of business at 600 Park Offices Drive, Suite 200, Research Triangle Park, Durham, NC 27709600 Park Offices Drive, Suite 200, Research Triangle Park, Durham, NC 27709, USA

(hereinafter together with its Affiliates, the “Supplier”)

(hereinafter, collectively, the “Parties”)

WHEREAS Client is a commercial-stage biopharmaceutical company addressing unmet medical needs by bringing to market specialized therapies for people with orphan medical conditions, including those living with HIV;

WHEREAS Supplier is engaged in providing services to pharmaceutical companies in support of their clinical research and product development activities;

WHEREAS Client wishes to retain the services of Supplier on a non-exclusive basis for the purposes set forth herein, and Supplier agrees to provide such services, the whole in accordance with the terms and conditions of this Agreement;

WHEREAS, Client agrees to compensate Supplier for its services.

NOW, THEREFORE, THE PARTIES HERETO AGREE AS FOLLOWS:

1.       SERVICES

1.1

Supplier, itself or through one of its Affiliates (if applicable), hereby agrees to perform the services (the “Services”) in accordance with the terms of this Agreement and any associated Statement(s) of Work (as hereinafter defined). In the event that Client requires the performance of Services, it shall enter into a Statement of Work, defined as a separate written agreement between Client and Supplier, specifying the basic parameters of a project, including, without limitation, the assumptions, the costs, payment schedule, and the time period for completing a project, or, as applicable, other Services to be performed by Supplier for Client (the “Statement of Work”). The Statement of Work shall be substantially in the form as that attached hereto as Schedule A. To the extent any term or provision of a Statement of Work conflict with the terms and provisions of this Agreement, the terms and provisions of this Agreement shall prevail, except to the extent the Parties agree, or the applicable Statement of Work expressly and specifically states an intent to supersede this Agreement on a specific matter. Once executed by the Parties, the Statement of Work is deemed part of this Agreement and is included herein by reference and the Parties are bound by its terms and conditions.

1.2	Each Statement of Work shall include the following:

1.2.1	a reference to this Agreement and include a detailed description of the Services to be provided by Supplier to Client and items to be delivered by Supplier to Client (the “Deliverables”);

1.2.2	the fees and/or expenses payable by Client to Supplier (collectively, the “Fees”) for the Services and Deliverables (each, a “Fee Schedule”);

1.2.3	the date of the commencement of the Services and/or date of delivery of the Services and Deliverables; and

1.2.4	a signature block for each Party.

Supplier shall perform the Services within the estimated time frame set forth in the applicable Statement of Work. Such time estimate assumes, however, the full cooperation of Client, Regulatory Authorities, Ethics Committees and investigators and other third Parties not under Supplier’s control, and shall be subject to adjustment (including costs) if the work for the Services is delayed due to circumstances not attributable to Supplier.

1.3

Changes. At any time during the Term, Client may provide a written notice to Supplier requesting an amendment to the Services set forth in a Statement of Work or, if Supplier believes a change in the scope or scale of Services is necessary or advisable, Supplier shall so advise Client. Either Party shall respond to any such request within [REDACTED: Time Period] of receiving it. If any such variation causes an increase or decrease in the cost of the Services, the Parties shall negotiate in good faith any proposed revision including an equitable adjustment to the Fees and execute a Change Order (“Change Order”) to the applicable Statement of Work within a reasonable amount of time. Each change will be discussed, agreed and recorded in an out of scope log (“Out of Scope Log”) prior to being formalised in a Change Order on the achievement of an agreed threshold. In the event Supplier provides additional services or expends resources at Client’s written request and in strict accordance with Client’s requirements, in the absence of a Change Order or Out of Scope Log, Client will compensate and/or reimburse Supplier for all reasonable fees and reasonable costs incurred. In the event Client fails to adhere to the terms of this provision and to compensate and/or reimburse Supplier for out of scope Services within a reasonable amount of time, Supplier reserves the right to suspend Services until such payment obligations have been met. If the Parties are unable to agree on a proposed amendment to the Services set forth in a Statement of Work, the original Statement of Work shall govern, unless either Party terminates such Statement of Work pursuant to Article 4.

1.4

Supplier shall use its skill and ability in performing the Services. Supplier shall conduct all work and provide all Deliverables in accordance with accepted standards of the pharmaceutical industry. Supplier warrants that it has adequate facilities and sufficient competent staff allowing for the performance of the Services in accordance with this Agreement.

1.5

Compliance with Laws/Agreements. The Parties shall perform their obligations under this Agreement and each Statement of Work in accordance with the terms of this Agreement, the applicable Statement of Work, applicable provisions of the Study protocol, agreed upon standard operating procedures, the current Guidelines for Good Clinical Practice and the Declaration of Helsinki (as applicable to Services and in accordance with the specific standards and versions identified in the applicable Study protocol), all applicable laws and regulations, and applicable data privacy regulations, including (as applicable to Services) the European Union’s General Data Protection Regulation (“GDPR”) and the California Consumer Privacy Act (“CCPA”). Notwithstanding the foregoing, the Parties acknowledge that CCPA exempts “information collected as part of a clinical trial subject to the Federal Policy for the Protection of Human Subjects, also known as the Common Rule, pursuant to good clinical practice guidelines issued by the International Council for Harmonisation or pursuant to human subject protection requirements of the U.S. Food and Drug Administration.” Cal. Civ. Code § 1798.145(c). Each Party shall ensure that all consents and authorizations required by applicable law are obtained, such that the other Party and each of the other Party’s permitted employees, agents, contractors, and representatives are permitted to access and/or process Personal Data of the other Party’s employees, agents, contractors, and representatives, for the purpose of fulfilling any obligation under this Agreement or for the purpose of complying with any requirement under applicable law or any other legal or regulatory requirement to which the Parties are subject. In addition, where GDPR is in scope, the terms of the Data Processing Agreement attached to this Agreement as Schedule B incorporated herein by reference shall apply with respect to the applicable processing activity.

The Parties and their respective owners, officers, directors, employees or agents have not and shall not pay, give, offer or promise to pay or give, or authorize the payment, directly or indirectly, of any money or anything of value to any foreign government official or employee (including employees of state-owned institutions), for the purpose of (i) influencing any act or decision of such official or of such government, (ii) inducing that person to do or omit doing any act in violation of his or her lawful duty, (iii) securing an improper advantage, or (iv) influencing such official to use his influence with the government to effect or influence the decision of such government, in order to assist Client or Supplier in obtaining or retaining business for or with or directing business to any person.

Each Party agrees to comply with all applicable anticorruption laws, rules and regulations. The Parties agree to reasonably cooperate with each other’s diligence efforts in order to satisfy each Party’s obligations under the United States Foreign Corrupt Practices Act, as amended (“FCPA”), the UK Bribery Act and any implementing legislation under the OECD Convention Against Bribery of Foreign Government Officials in International Business Transactions. Each Party represents, warrants and covenants that it maintains adequate internal controls and accurate books and records to the extent required in order to comply with applicable anti-corruption laws (collectively the “Applicable Laws”).

1.6	[Voluntarily Deleted]

1.7

Without limiting either Party’s other contractual and legal rights it may have, any anticipated delay in the completion of the Services or delivery of the Deliverables shall be communicated in writing by Supplier to Client as soon as possible.

1.8

Transfer of Obligations. Each Statement of Work shall constitute a unique agreement and shall stand alone with respect to any other Statement of Work entered into under this Agreement. As required under Title 21 CFR Part 312.52 or such other substantially equivalent regulation as may be required by the applicable jurisdiction where the Study is conducted, including but not limited to Directive 2001/20/EC and Directive 2005/28/EC, the Parties shall document in writing the transfer by Client to Supplier of any of Client’s responsibilities under Title 21 CFR Part 312, Subpart D or such other substantially equivalent regulation as may be required by the applicable jurisdiction where the Study is conducted. Notwithstanding the foregoing, Client will retain the ultimate authority and oversight over and responsibility for each Study.

1.9

Work Product. During the Term of each Statement of Work, Supplier shall maintain all materials and all other data or documents included in the Trial Master File obtained or generated by Supplier in the course of providing the relevant Services in accordance with Supplier’s standard operating procedures, including all computerized records and files (“Work Product”), in a secure area reasonably protected from fire, theft and destruction. At the expiration or termination of a Statement of Work and subject to satisfaction of the Parties’ obligations thereunder, Supplier shall, at Client’s expense, provide for the disposition of the Work Product as agreed in the applicable Statement of Work. The Statement of Work shall provide that Supplier (a) deliver the Work Product, in the form in which Supplier currently holds them, to a designated Client location or to such other entity or at such other address as Client may specify, (b) retain the materials for the period of time specified in the Statement of Work, or (c) destroy all such materials except for those which Supplier is required by law or regulation to store or maintain. Upon expiration or termination of a Statement of Work, any storage, destruction or shipping costs or services relating to such disposition of the Work Product will be billed by Supplier to Client as Pass-through Expenses (as defined below) and all regulatory responsibilities with respect to the maintenance of such Work Product shall be conferred to Client, as evidenced by Client’s written acknowledgement of acceptance. Notwithstanding the foregoing, Supplier may retain copies of any portion of the Work Product as may be reasonably necessary for regulatory or insurance purposes and one electronic, archival backup copy in accordance with Supplier’s data retention standard operating procedures, subject to its ongoing obligation to maintain the confidentiality of such materials. For the avoidance of doubt study records, documents that individually and collectively permit evaluation of the conduct of a study and the quality of the data produced, (“Records”) are not required by regulatory bodies to be retained beyond the contractual agreement with the Client. By default, all Records will be returned to Client at Client’s expense if not specified otherwise in a Statement of Work.

2.       FEES

2.1

The Parties agree that the fees and other reimbursements that Supplier will receive for performing the Services hereunder will be outlined in each Statement of Work and are subject to the following terms and conditions.

2.2

Compensation for Services. As compensation for providing the Services, Client shall pay Supplier in accordance with the terms in this Agreement and each applicable Statement of Work. Each Statement of Work will include as attachments a Study budget containing Supplier’s estimated service fees and Pass-through Expenses (the “Fee Schedule”), a payment schedule (the “Payment Schedule”) and a timeline showing performance milestones (the “Timeline”).

2.3

Pass-through Expenses. Client will reimburse Supplier for travel and other reasonable out-of-pocket expenses, exclusive of grant payments (described below), incurred by Supplier as identified in the Budget or otherwise approved by the Client which Supplier will invoice to the Client without mark-up (“Pass-through Expenses”). Pass-through Expenses shall include, but shall not be limited to lodging, travel, third party vendor costs, and other reasonable costs.

2.4

Invoices. Supplier shall be required to provide Client with a [REDACTED: Time Period] reasonably detailed invoice by email to Client (insert Client’s email address) on a [REDACTED: Time Period] basis with appropriate supporting summary documentation, detailed back-up of Pass-through Expenses, including actual expense reports and/or expense receipts will not be provided to Client. Supplier shall retain receipts for review by Client upon Client’s written request.

2.5	Payment Schedule. Client agrees to pay for Services and Pass-through Expenses in accordance with the Payment Schedule outlined in each Statement of Work or associated Change Order.

2.6

Payment Terms. Client shall pay for all Services, Pass-through Expenses and other items invoiced in accordance with the terms of this Agreement within [REDACTED: Time Period] following the receipt of an invoice by Client from Supplier. Supplier reserves the right to suspend Services in the event undisputed invoices are not paid in accordance with the payment terms contained herein. All payments will be made in the currency noted in the Statement of Work. All fees for Services and Pass-through Expenses under this Agreement are stated exclusive of any local, state, federal or foreign sales and use taxes, VAT, if any, as any such taxes shall be paid by Client. If such taxes are applicable under local regulations, Supplier will add these taxes to the invoices at the relevant rate. Supplier reserves the right to apply inflation to fees for new and ongoing services that extend beyond the Term agreed in the applicable Statement of Work. Payments shall be made by Client via wire transfer of immediately available funds to Supplier’s account set forth in the applicable Statement of Work.

2.7

Project Delays. In the event Client delays, suspends or places a hold on the Study for any reason, Client shall promptly provide Supplier with written notice of such delay, hold or suspension, and Client and Supplier will, within [REDACTED: Time Period] of such notice, agree on appropriate revisions to the applicable Statement of Work and each Party will complete its respective duties and obligations as described in any resulting Change Order. During the period following Supplier’s receipt of Client’s notice of delay, hold or suspension, Client will compensate Supplier for additional service fees and Pass-through Expenses incurred by Supplier as a result of such delay or suspension, as agreed to and as set forth in any such resulting Change Order.

2.8

In the event that a Study is delayed or placed on-hold for more than [REDACTED: Time Period], Client shall have the right to retain, at its expense, all core team members of Supplier allocated to the performance of the Services at their contracted rate for the duration of the delay or on-hold period. Such contracted rate shall be detailed in each Statement of Work. If Client does not wish to retain any core team members for the duration of the delay or on-hold period, Supplier shall have the right to reallocate any and all such staff after such [REDACTED: Time Period]. If the delay or on-hold period continues for [REDACTED: Time Period], either Party may, by provision of written notice, immediately terminate the applicable Statement of Work.

2.9

Disputed Invoices. In the event Client disputes one or more items in an invoice, Client will notify Supplier in writing within [REDACTED: Time Period] of receipt of the invoice and such notice shall contain a reasonably detailed description of the item(s) being disputed and the basis therefor. Supplier will respond to Client within [REDACTED: Time Period] of receipt of the notification. This written communication pattern will continue until Supplier has provided Client with sufficient justification for the disputed item(s) or until the Parties agree to a resolution of the disputed amount. Client shall pay the undisputed portion of the invoice in accordance with the payment terms and shall use its best efforts to pay the disputed amount within [REDACTED: Time Period] of resolution of the dispute. In the event the Parties are unable to reach a satisfactory resolution within [REDACTED: Time Period] of the original invoice, either Party may pursue alternative remedies in accordance with this Agreement.

3.       THIRD PARTY AGREEMENT.

3.1

Third Party Providers. Supplier may retain one (1) or more third-party providers to perform, in whole or part, Services required under any Statement of Work governed by this Agreement. Supplier shall ensure each third-party provider is bound by terms and conditions at least as restrictive as the obligations outlined in this Agreement regarding intellectual property and confidential information in connection with the performance of Services under any Statement of Work.

In the event Supplier contracts with third party providers of its choosing, Supplier hereby agrees to manage and assume responsibility for such third party provider’s performance and shall be liable for the acts or omissions of such third party provider as if they were acts or omissions of Supplier.

In the event Client requests Supplier to use a particular third party provider, and Supplier, at its reasonable discretion, does not wish to contract with such third party provider, then Client shall contract directly with such third party provider (a “Client Designated Provider”). In no case will Supplier be liable to Client for Client Designated Provider’s performance or non-conformance with any obligations under this Agreement or the instruction or supervision of such Client Designated Provider.

3.2

Institutions/Investigators. Supplier’s Services under a Statement of Work may include identifying potential medical institutions (“Institutions”) or clinical investigators (“Investigators”) (Institutions and Investigators together, the “Sites”) and/or negotiating, executing and/or administering contracts with such Parties which will govern their participation in the Study (“Clinical Trial Agreements”). If, pursuant to a Statement of

Work, Client delegates to Supplier the responsibility for negotiating and/or executing Clinical Trial Agreements, the following provisions will apply:

(a)        Client may provide Supplier with a list of suggested Sites to be recruited by Supplier for a Study. Supplier shall notify Client in writing as to any listed Site with which Supplier does not wish to contract.

(b)        Selection of all Sites will be subject to approval by Client prior to initiation of any Study-related activities involving that Site or the start of any negotiations with such Site.

(c)        Where Supplier is negotiating Clinical Trial Agreements on behalf of Client, Supplier templates and fallback parameters shall be used. Templates, parameters and negotiation process will be subject to approval by Client prior to the start of negotiation with the Sites and shall be incorporated into a Contract and Budget Plan executed by the Parties.

(d)        In [REDACTED: Territory] regions, local laws, practices and logistical considerations may make it necessary or preferable for Supplier to act as a contracting party to the Clinical Trial Agreements. For such regions, Supplier may enter into Clinical Trial Agreements directly as an agent on behalf of Client. Unless otherwise required by applicable law, each template shall clearly identify the agency relationship between Client and Supplier and all Client rights and obligations under the Clinical Trial Agreement shall remain with Client as principal.

(e)        If a Site requests indemnification from Client, standard indemnification language, generated by the Client, will be provided to the Site. If the Site requests changes to the standard language, Supplier will negotiate with the Site on Client’s behalf after receipt of Client’s instructions and, if agreed, Client will issue a letter of indemnification directly to the Site. Client acknowledges that Supplier shall have no indemnification obligation to any Site relative to the Study drug or the applicable Study protocol. In addition, Supplier shall not be deemed to have failed to perform under this Agreement in the event a Site declines participation in a Study as a result of Client’s refusal to indemnify such Site.

(f)        Client may elect that grant payments to Sites be administered on its behalf by Supplier, acting solely as payment agent unless otherwise agreed to by Supplier in writing. Supplier shall distribute all payments to Sites according to the provisions of the applicable Clinical Trial Agreement and Statement of Work. Client acknowledges and agrees that Client will manage all administration of payments or other obligations to Sites for Services rendered in connection with relevant Studies solely out of funds provided to Supplier from Client for this specific purpose. Furthermore, Client acknowledges and agrees that Supplier intends to maintain a cash neutral policy with regard to Site payments. In the event Supplier or the Sites incur bank fees with respect to the remittance of these grant payments, such fees will be borne by Client. All payments to Sites and any associated bank fees will be made by Supplier solely from the funds that have been specifically provided by Client to Supplier for this purpose and not from Supplier funds. Supplier will not be liable for payments not made on a timely basis to any Site as a result of Client’s failure to provide, in advance, sufficient funds for such payments.

The Parties acknowledge and agree that, for the purposes of this Agreement or any Statement of Work, Sites shall not be considered as employees, agents or subcontractors of Supplier and that Sites will be required to exercise their own independent medical judgement. Supplier’s responsibilities with respect to Sites shall be limited to those specifically set forth in the applicable Statement of Work.

4.       TERM OF AGREEMENT

4.1

This Agreement shall become effective as of the Effective Date and, unless otherwise terminated, shall continue in full force and effect for a period of three (3) years (the “Initial Term”). Thereafter, this Agreement shall automatically renew for periods of one (1) year (each a “Renewal Term”) (the Initial Term and any Renewal Term collectively referred to as the “Term”) unless either Party provides notice of intent not to renew the Agreement within [REDACTED: Time Period] of the expiration date of the applicable Term or Renewal Term. Termination of this Agreement shall not affect any Statement of Work and each Statement of Work shall continue in full force and effect until its expiration date or final payment is received, unless specifically earlier terminated in accordance with the terms of this Agreement or the terms of that Statement of Work.

4.2      TERMINATION

Client or Supplier may terminate this Agreement or any applicable Statement of Work immediately upon written notice from a Party to the other, if:

4.2.1    patient safety concerns;

4.2.2    the other Party becomes insolvent, makes an assignment of its property for the benefit of its creditors, is wound up or declared bankrupt, is subject to a petition in bankruptcy or liquidation or avails itself of any bankruptcy or insolvency legislation, or shall petition for or consent to any relief under any insolvency, re-organization, receivership, liquidation, compromise, or any moratorium statute, whether now or hereafter in effect, or shall make an assignment for the benefit of its creditors, or shall petition for the appointment of a receiver, liquidator, trustee, or custodian for all or a substantial part of its assets, or if a receiver, liquidator, trustee or custodian is appointed for all or a substantial part of its assets and is not discharged within [REDACTED: Time Period] after the date of such appointment; or

4.2.3    the other Party breaches any of the terms of Article 8 or Article 9.

4.3

Client or Supplier may terminate this Agreement upon notice in writing from a Party to the other if the other Party is in material breach of any of its obligations hereunder and does not remedy such breach within a period of [REDACTED: Time Period] following receipt of a written notice of the default or breach from the other Party, the Party giving notice may, at its option, immediately terminate this Agreement, or the Statement of Work, as applicable, at the end of the [REDACTED: Time Period]. For the avoidance of doubt, non-payment hereunder shall automatically be deemed a material breach.

4.4

This Agreement may be terminated by Client at any time during the Term, in whole or in part, including with respect to any Statement of Work (without terminating the rest of the Agreement) (other than for breach by Supplier), on [REDACTED: Time Period] prior written notice to Supplier. In the event of termination in accordance with this Article 4.4, the Parties shall without delay:

4.4.1     reasonably cooperate with each other to provide for an orderly cessation of Supplier’s Services;

4.4.2     discontinue performance of the Services;

4.4.3     preserve Services in progress and complete Deliverables resulting from such Services;

4.4.4     take commercially reasonable efforts to mitigate any additional expense or cost; and

4.4.5    deliver to Client all Deliverables, documents and materials containing Confidential Information (as defined in Section 9 of this Agreement) in accordance with Section 9.5 and all work product, including all copies or excerpts thereof;

4.4.6    Client’s obligation with respect to termination shall be to pay to Supplier any Fees for all Services actually performed (based on units completed) and expenses incurred or irrevocably committed to third Parties up to the effective date of termination in accordance with the contracted payment terms. In addition, Client shall pay all reasonable fees and expenses incurred by Supplier that are necessary or reasonably required in connection with the orderly cessation of the Services. Upon satisfaction of the Parties’ obligations under this Section 4.4.6, Supplier shall deliver all final Deliverables to Client and the Parties shall execute a final reconciliation and release agreement pertaining to the applicable Statement of Work. If a Study, Statement of Work, or the Agreement is cancelled or terminated before the Services have been performed completely, Supplier shall refund to Client any funds advanced to Supplier for fees and costs not yet incurred or due to the extent that the payments for the liabilities associated with such fees or costs can reasonably be avoided in whole or in part.

4.4.7    Supplier shall have the right to terminate this Agreement or any Statement of Work hereunder (other than for breach by Client) at any time by giving appropriate written notice at least [REDACTED: Time Period] prior to the desired termination date; provided, however, if Supplier terminates this Agreement while any Statement of Work remains in effect, the terms of this Agreement will continue in force until Supplier has completed the Services under the applicable Statement of Work and has received full payment therefor.

4.5

The obligations set forth in Articles 2, 8, 9, 10, 12 and 16 and in Sections 4.4, 13.1 and 20.6 shall remain in full force and effect for the period set forth in such Articles and Sections, or if none, the applicable statute of limitations period applicable to a claim for breach of such provision.

5.        INDEPENDENT CONTRACTOR STATUS

The Parties’ relationship, as established by this Agreement, is solely that of independent contractors; this Agreement shall therefore not be construed as creating, without limitation, an employer-employee relationship, a joint venture, a partnership or an employment-employer relation between Client and Supplier. Subject to Section 3.2(d) and/or as may be expressly agreed otherwise in a Statement of Work in the case of legal representation in the [REDACTED: Territory], neither Party is a legal representative of the other Party, and neither Party can assume or create any obligation, representation, warranty or guarantee, express or implied, on behalf of the other Party for any purpose whatsoever.

The employees of Supplier providing the Services and delivering the Deliverables are exclusively Supplier’s employees. As such, Supplier shall be solely responsible for recruiting, selecting, assigning, supervising, evaluating, disciplining and controlling all aspects of the work performed by any of its employees and for ensuring that such employees comply with all ethical and quality standards in performing the Services contemplated hereunder. .

6.       INSURANCE

6.1     For each applicable Statement of Work, Client hereby represents and warrants that it shall maintain adequate clinical trial and product liability insurance coverage, with insurance companies having an A. M. Best Rating of “A-, VII” or better, consistent with industry standards to cover all personal injury, death or loss suffered as a result of the Study drug, participation in the trial or the trial screening process. Other than as set forth in Section 11.1, to the extent that Supplier provides depot services to Client, Supplier does not take any responsibility for loss or damage to the Study drug while stored at Supplier’s premises or in transit. Client hereby acknowledges that Supplier does not carry separate property insurance to cover the value of the Study drug(s). Client shall provide Supplier with a copy of Client’s effective Certificate of Insurance, Insurance Policy, and any additional policy documents or such other documented evidence reasonably requested by Supplier to confirm that it has such coverage. Furthermore, for each Study, Client shall execute a Clinical Trial Insurance Declaration in a form substantially similar to Schedule C attached hereto. Client shall maintain such insurance for the entire duration of the Study and shall notify Supplier of any changes in coverage which impact the coverage requirements set forth above. Supplier agrees that during the Term it shall carry and maintain in full force and effect at its own expense the following insurance policies with insurers currently rated A-, VII or better by A.M. Best:

6.1.2    Workers Compensation and Occupational Disease insurance with statutory coverage and limits pursuant to the laws, rules and regulations of the jurisdictions in which any employee or agent of Supplier performs work under this Agreement;

6.1.3    Employers Liability insurance with minimum limits of [REDACTED: Amount] per accident or disease;

6.1.4    Commercial General Liability .insurance including coverage for premises and operations, products and completed operations, contractual liability, bodily injury, property damage, and personal injury and advertising injury with a minimum policy limit of [REDACTED: Amount] per occurrence and [REDACTED: Amount] in the annual aggregate;

6.1.5    Products Liability insurance including bodily injury and property damage for all products and work supplied under this Agreement with a minimum policy limit of [REDACTED: Amount] per occurrence and [REDACTED: Amount] in the annual aggregate. This coverage can be satisfied through a General Liability policy including coverage for products and completed operations;

6.1.6    Commercial Umbrella Liability insurance which will provide excess, follow-form coverage above all liability limits required herein except for Products liability with per occurrence and annual aggregate limits of at least [REDACTED: Amount];

6.1.7    Professional Errors and Omissions liability insurance with coverage for the performance or failure to perform any professional services provided by Supplier under this Agreement with limits of [REDACTED: Amount] per claim and [REDACTED: Amount] in the annual aggregate; Throughout the Term of this Agreement, the Errors & Omissions Liability insurance’s retroactive date will be no later than the Effective Date of this Agreement

6.1.8    Information Security and Privacy Liability insurance including but not limited to coverage for privacy and network security liability: 1st and 3rd party liability, wrongful disclosure of data, disclosure of HIPAA protected health information; breach of security, downtime, Identification theft, web hosting (if applicable), credit monitoring service and with a minimum policy limit of [REDACTED: Amount] each occurrence or claim and [REDACTED: Amount] in the annual aggregate; and, such other insurance as Supplier may reasonably deem necessary to ensure the performance of its obligations under this Agreement;

6.1.9    Crime insurance (including Employee Dishonesty), with coverage for loss arising out of or in connection with any fraudulent or dishonest acts committed by the employees of Supplier, acting alone or in collusion with others, in an amount of at least [REDACTED: Amount]; and, such other insurance as Supplier may reasonably deem necessary to ensure the performance of its obligations under this Agreement. Supplier does not have Crime insurance (including Employee Dishonesty coverage) but is in the process of obtaining a Crime policy which covers Employee Dishonesty and Supplier will make best efforts to acquire policy in Q1 of 2021;

6.1.10    Network Security and Privacy Liability insurance (if applicable) including but not limited to coverage for privacy and network security liability: 1st and 3rd party liability, wrongful disclosure of data, disclosure of protected health information; breach of security, downtime, identification theft, web hosting (if applicable), credit monitoring service and with a minimum policy limit of [REDACTED: Amount] each occurrence or claim and [REDACTED: Amount] in the annual aggregate; and

6.1.11    Cyber Liability Coverage ((including HIPAA, GDPR breach, regulatory investigation defense and computer fraud , with coverage for loss arising out of or in connection with any fraudulent or dishonest acts committed by an employee of Supplier, acting alone, with a minimum policy limit of [REDACTED: Amount] each occurrence or claim and [REDACTED: Amount] in the annual aggregate.

6.2     Certificates of Insurance and Additional Insureds. Each Party agrees to provide the other Party with certificates of insurance for all required policies of insurance. Supplier shall cause insurer(s) to endorse all insurance policies to name Client as additional named insureds.

6.3     Supplier’s Policy is Primary Cover. All insurance policies afforded by Supplier and Supplier’s subcontractors shall be primary to and not contributing to any other insurance, self-insurance or captive insurance maintained by Client or its Affiliates.

6.4     Satisfaction of Limits. The limits required under this Agreement can be satisfied through any combination of primary and umbrella/excess insurance.

6.5     No Relief from Obligations. Approval or acceptance of any either Party’s insurance policies by either Party shall not relieve either Party of any obligations contained herein, including either Party’s obligations as part of this Agreement, whether claims are within, outside or in excess of either Party’s policy limits, and regardless of solvency or insolvency of the insurer(s) that issues such coverage. Such insurance shall not preclude either Party from taking any actions that are available to it under any provision of this Agreement or otherwise under Applicable Law.

7.       REPRESENTATIONS AND WARRANTIES

7.1	Each Party represents and warrants that:

7.1.1    it has been duly incorporated and validly exists under all Applicable Laws governing its existence;

7.1.2    it has the requisite capacity and powers to enter into this Agreement and to perform its obligations hereunder;

7.1.3    the execution of this Agreement by each Party and the performance of its obligations hereunder will not constitute a violation or breach of any obligation of any agreement between each Party and any third party;

7.1.4    it has all required permits, approvals, consents, waivers, licences, registrations or similar authorizations which are necessary to perform under this Agreement (collectively, the “Authorizations”) and that such Authorizations are and will remain valid, in force and in good standing throughout the Term;

7.1.5    the performance under this Agreement will not infringe, misappropriate or violate the Intellectual Property of any third party.

7.2     Disclaimer.     Client acknowledges that the results of the Studies for which the Services are to be provided hereunder are inherently uncertain and that, accordingly, there can be no assurance, representation or warranty by Supplier that the product covered by this Agreement can, either during the Term of this Agreement or thereafter, be successfully developed or receive the required approval by the regulatory authorities. Client further acknowledges that the development of the protocol concept and scientific rationale shall be the sole responsibility of Client regardless of Supplier’s involvement in Study design or protocol-writing (or lack thereof).

8.	EMPLOYEES; NON-SOLICITATION.

Supplier’s staff is not, nor shall they be deemed to be at any time during the Term of this Agreement, the employees of Client. In consideration of the fees and benefits provided in this Agreement, Client agrees that, without Supplier’s prior written consent, during the Term of this Agreement and for a period of [REDACTED: Time Period] following its expiration or other termination, neither Client nor any of its Affiliates shall directly solicit for employment or contract, attempt to employ or contract with, or assist any other entity in employing, contracting with or soliciting for employment or contract any employee who is at that time employed/contracted by Supplier and who had been employed/contracted by Supplier in connection with one or more Statement(s) of Work issued hereunder; provided, however, that Client and its Affiliates shall be entitled to recruit and employ Supplier’s employee(s) if such employee(s) have responded to an advertising of a general nature posted by Client or a third party acting as agent to Client seeking to fill out one or more positions with Client. In the event of a breach of this Section 8, Supplier shall be entitled to liquidated damages from Client in an amount equal [REDACTED: Amount of damages]. The Parties expressly agree that this amount is not a penalty but is a reasonable estimate of the damages that would result from any breach. In the event that legal action becomes necessary for the enforcement of all or any part of this provision or to collect the liquidated damages provided for herein, the prevailing party shall receive in addition to any other damages or relief awarded, its reasonable attorneys’ fees, together with appropriate costs and interest. Client acknowledges that in the event of a breach of this Section 8, Supplier shall be entitled to recover injunctive relief as well as liquidated damages, and that the liquidated damages provision included herein does not provide Supplier with an adequate remedy at law for any such breach.

9.	CONFIDENTIALITY

9.1     The Parties acknowledge and agree that in the course of performing Services hereunder, either Party may be exposed to or be given confidential or proprietary information of the other Party (“Confidential Information”). The Parties agree to hold all Confidential Information in secrecy during the term of this Agreement and for a period of [REDACTED: Time Period] after its termination or expiry and they shall disclose Confidential Information to third Parties only on a need-to-know basis. Without limiting the generality of the foregoing, Confidential Information shall include, without limitation:

9.1.1    scientific information, clinical data, efficacy and safety data, formulas, methods and processes, testing techniques, analytical test method, test samples and prototypes, information gathered or viewed during a site visit, audit or inspection of a Party, analyses, source codes specifications, pricing strategies, customer lists, proposals, contracts, technical and/or financial information, protocols, brochures, employee information, research and development programs, databases, software, and , technological or other know-how;

9.1.2    Intellectual Property belonging to or used by either Party or one of its Affiliates, as well as any information that is or may be subject to an Intellectual Property right of the latter;

9.1.3    any summary, Client or Supplier list, report, analysis, compilation, memorandum, note, excerpt, study or other written information, including the Deliverables and any document developed or prepared by either Party or its employees in connection with providing the Services and delivering the Deliverables;

9.1.4    any information provided by either Party that is identified as “confidential”; the provisions of this Agreement.

9.2     Confidential Information shall be deemed to be all such information given by the disclosing Party to the receiving Party except for information (i) that is currently known or becomes generally known to the public other than through disclosure by the receiving Party in breach of this Agreement, (ii) in respect of which there is written proof that the receiving Party had or obtained access thereto on a non-confidential basis and that came from a source that was not bound by a confidentiality agreement with disclosing Party or its Affiliates or by a contractual, legal or fiduciary obligation otherwise prohibiting the transmission of the Confidential Information, (iii) as evidenced by written records, is independently developed by receiving Party without the use of the Confidential Information, or (iv) already in possession of the receiving Party as indicated in its written records; or (v) required by any law, rule, regulation, order, decision, decree, or subpoena or other judicial, administrative, or legal process to be disclosed.

9.3      Receiving Party understands and agrees that disclosing Party is entitled to protect its Confidential Information and that the unauthorized use or disclosure thereof may cause serious harm to the disclosing Party. Throughout the Term of the Agreement and after the termination or expiry thereof, receiving Party shall protect the confidentiality of the disclosing Party’s Confidential Information and shall not use, disclose or publish such information (for its benefit or the benefit of another Party) nor disclose it to another Person (including any employee of the disclosing Party), unless required for the purposes of providing the Services or delivering the Deliverables. Receiving Party shall also take reasonable measures to prevent any inadvertent disclosure of any Confidential Information. Receiving Party shall ensure that the disclosure of Confidential Information to its directors, officers, employees, consultants, students or other persons involved in the provision of the Services is made on a “need to know” basis, and that each of them is bound in writing to observe the confidentiality obligations of this Agreement or similarly stringent provisions.

9.4      Notwithstanding Section 9.3, receiving Party may disclose any Confidential Information if required by law or if the receiving Party is compelled to disclose the Confidential Information by order of a court or any other competent authority, on condition that the receiving Party (i) notifies the disclosing Party of its obligation to disclose such Confidential Information within a reasonable period of time to allow the disclosing Party to take any necessary measures to prevent such disclosure, (ii) make the confidential nature of the Confidential Information known to such authority or court. The receiving Party shall also collaborate with the disclosing Party in order to allow the disclosing Party to obtain any measure to prevent the disclosure of the Confidential Information. Where measures to prevent the disclosure of the Confidential Information are not obtained, the receiving Party may only disclose the portion of the Confidential Information it is compelled to disclose.

9.5      Unless otherwise agreed in writing, within [REDACTED: Time Period] after the termination or expiry of the Agreement or upon the written request by the disclosing Party, the receiving Party shall return to the disclosing Party (or destroy if so instructed) all Confidential Information in documentary or permanent form including any and all copies thereof, except for one archival copy that the receiving Party can keep for its records (which may be electronic). The disclosing Party may require the receiving Party to confirm, that the Confidential Information and material pertaining to disclosing Party’s IP were either returned or destroyed.

9.6      Both Parties shall ensure that all of its officers, employees, consultants, agents, subcontractors, third party vendors, investigators or contractors who receive such Confidential Information understand and shall be bound by confidentiality provisions at least as stringent as the confidentiality obligations in this Agreement.

9.7      The Parties agree that each Party is and shall remain the exclusive owner of its Confidential Information and all patent, copyright, trade secret and other intellectual property rights therein unless and until a further agreement is executed.

9.8      The Parties acknowledge that any violation of the terms of this Section 9 may result in irreparable injury and damage to disclosing Party that is not adequately compensable in money damages, and for which disclosing Party may have no adequate remedy at law. Accordingly, the receiving Party agrees that the disclosing Party shall be entitled to seek (without waiving any additional rights or remedies, including monetary damages, otherwise available to the disclosing Party at law, in equity, or by statute) preliminary and permanent injunctive relief in the event of a breach or intended or threatened breach by the receiving Party.

10.	INTELLECTUAL PROPERTY RIGHTS

10.1    “Background IP” means the Intellectual Property that Supplier owns or otherwise controls (i) as of the Effective Date, or (ii) that it develops or otherwise acquires after the Effective Date and that (A) does not rely on any of the Confidential Information disclosed by Client. Client acknowledges that all computer programs, applications, algorithms, databases, methods, techniques, processes and other materials and ideas used by Supplier in performance of the work under this Agreement, and not supplied to Supplier by Client, are the exclusive property of Supplier or its licensors. Client agrees that any improvements, alterations or enhancements to this Background IP during the Term of this Agreement or the Study shall be the sole property of Supplier. Subject to Section 10 hereof, in no event shall Supplier be precluded from use of its general knowledge, skills and experience, and any of its ideas, concepts, know-how and techniques used or developed by it in the course of providing Services under this Agreement.

10.2    “Intellectual Property” means any intellectual property rights, whether registered or not, including those rights arising out of or related to: (i) proprietary and non-public business information, including any inventions (whether patentable or not), improvements, technologies, trade secrets, discoveries, formulae, recipes, confidential information, methods, algorithms, processes, designs, technology, technical data, schematics, formulae, customer lists, databases, computer programs (including source code), know-how, and documentation relating to any of the foregoing; (ii) registered industrial designs or applications for industrial designs, designs, design registrations, design registration applications and integrated circuit topographies, (iii) copyrightable works, copyright, registered copyright and applications for copyright registration; (iv) issued patents, patent applications and reissues, divisions, continuations, renewals, extensions and continuations in part of issued patents or patent applications; (v) registered trademarks, trademark applications, unregistered trademarks, logos, slogans, domain names, social media identifiers, brand names, and the good-will associated therewith; and (vi) any other rights, either past, present or future in intellectual property.

10.3    Except for Background IP, all discoveries, improvements, data, material or other developments solely or jointly obtained, conceived, developed, or reduced to practice, or caused to be obtained, conceived or developed, or reduced to practice by Supplier in the course of Supplier’s performance of the Services (“Client IP”) shall be disclosed in writing promptly by Supplier to Client, and shall be the sole and exclusive property of Client, to the extent applicable as a “work for hire”.

10.4    To the extent that the Intellectual Property in the Client IP is not already owned by Client pursuant to any Applicable Laws, Supplier agrees to assign and transfer, and hereby assigns and transfers, to Client Intellectual Property in the Client IP to the full extent permitted by Applicable Laws. This transfer of the Intellectual Property shall include any future extension of the term of the protection or of the rights granted pursuant to any laws, regulations, decrees or international conventions. Supplier irrevocably waives and represents that all authors of the Client IP have irrevocably waived their moral rights therein to the full extent permitted by Applicable Laws.

10.5    At Client’s request, Supplier shall promptly provide a copy of any source material and documentation in its possession that is required to exploit the Client IP, including for the purposes of improving same. Except for Background IP, Supplier acknowledges that unless agreed otherwise, any samples, prototypes, or other similar material produced in connection with the performance of the Services shall become the property Client.

10.6    During the Term of the Agreement and after its termination or expiry, Supplier, at no cost to Client: (i) undertakes to cooperate with Client, its lawyers or patent agents in order to prepare any patent application, application to register copyright or other application to secure intellectual property protection covering or relating to the Client IP; (ii) agrees, when requested by Client and for no additional consideration, to promptly sign, any instrument and agreement (and obtain the signature of any inventors, authors and any other contributors to the Client IP) and to take any necessary action to ensure the assignment of all of the Client IP to Client; (iii) agrees to communicate to Client, as soon as possible, all information and facts relating to the Client IP. The decision to file an application for a patent, industrial design, copyright or any other intellectual property protection or to maintain the Client IP as a trade secret is at the sole discretion of Client and Supplier is bound by such decision.

10.7    Supplier irrevocably appoints and mandates Client as mandatary, agent and proxy in order to sign and file any document on behalf of Supplier and to take any actions permitted by law in order to fulfill the obligations of Supplier under Section 010.6 herein if Supplier is unable to fulfill its obligations as provided under Section 10.6 herein, or is unwilling to do so, or is prevented from doing so.

10.8    Supplier agrees and undertakes to never knowingly incorporate any Intellectual Property or confidential information of any third party in the Deliverables without the prior written consent of Client.

10.9    Nothing under this Section or any other Section of this Agreement shall be construed as (i) granting to any Party any rights under any patent, copyright or other intellectual property right of the other Party (ii) granting to any Party any rights in or to the Confidential Information of the other Party other than the limited right to use such Confidential Information solely for the purposes expressly permitted by Section 9of this Agreement.

11.      PERSONAL INFORMATION

In order to carry out the Services, the Parties recognize that Supplier may have access to information about identifiable individuals or that allow identification of individuals (“Personal Information”). For the purposes of applicable privacy laws, Supplier (and not Client) shall have control over all Personal Information and Supplier shall not transfer copies of material related to the Services bearing any Personal Information to Client, except where required under Applicable Laws. Supplier shall be solely responsible for complying with applicable privacy laws, including in connection with the collection, use and disclosure of Personal Information. Client agree not to request any access to Personal Information collected by Supplier in connection with the Services rendered or Deliverables delivered under this Agreement.

12.      PUBLICATION

12.1    Supplier shall not disclose, publish or present the results of any analysis or research conducted as part of the Services rendered or Deliverables delivered pursuant to this Agreement, or relating to the Confidential Information or the Client IP, or part thereof without the prior written consent of Client. For greater certainty, this prohibition includes the presentation of results made via the publication of sections, abstracts, posters or monographs, the giving of oral presentations or seminars, as well as the submission of those results to any editor or reviewer for the purpose of making a scientific publications.

12.2    Supplier shall, as required by Client, delete any Confidential Information or material pertaining to the Client IP in its possession or control prior to any Client authorized publication or presentation authorized by Client and Supplier shall address any reasonable comments made by Client regarding such publication or presentation with a view to preserve the Intellectual Property and the Client IP.

12.3    Either Party will not issue any press release or make any other public announcement relating to this Agreement or any activities covered by this Agreement without the prior written consent of the other Party, except, if required, under applicable securities laws.

12.4    Unless otherwise provided in this Agreement, neither Party shall use the name or logo of the other Party in any advertising, promotional or sales literature or in any publicity without the prior written consent of the other Party. Notwithstanding the foregoing, Client may disclose the name of Supplier in compliance with any requirements for the registration or recognition of Intellectual Property in the Deliverables and the assignment thereof to Client under the Applicable Laws.

13.      RECORD KEEPING AND AUDIT RIGHTS

13.1    Financial Record Audits. Supplier shall keep full and accurate records and accounts of all its activities in connection with this Agreement, including reasonable substantiation of all Services and Deliverables provided and expenses incurred. Supplier shall retain all records and accounts and shall not destroy any records or accounts in connection with this Agreement without the written approval of Client for a period of [REDACTED: Time Period] or such later period as required by law.

13.2     Quality GxP Audits by Sponsor

a) Supplier agrees that Client may conduct audits of Supplier’s premises to verify compliance with this Agreement. Any audits conducted by Client will be undertaken at a reasonable time during normal business hours with reasonable prior notice to Supplier (i.e. no less than [REDACTED: Time Period] prior to commencing the audit, and subject to availability of relevant Supplier staff and any prior Supplier inspection or audit commitments) These Client audits are conducted at the Client’s sole cost and expense and may include review of: (i) the facilities where the Services are being, will be or have been conducted; (ii) related Study documentation; and (iii) any other relevant information necessary for Client to confirm that the Services are being or will be or have been conducted in conformance with applicable standard operating procedures, the specific Statements of Work, this Agreement, and in compliance with applicable laws and regulations. Supplier will provide copies of any materials reasonably requested by Client during such Client audit. The Client representative conducting the audit of Supplier under this section shall not be a Competitor of Supplier. For purposes of this Section a “Competitor” of Supplier means a service provider that performs services substantially similar to the Services Supplier performs for its customers.

(b)    Client QA or its representative may conduct audits of a Site to enable Client to assess whether the Services are being provided in accordance with this Agreement and shall work directly with such Sites and Supplier’s project team in connection with such audit. Supplier will in good faith and as requested by Client in writing, assist Client in obtaining the information requested, or required in the conduct of the audit. Client shall not disclose to any third party any Confidential Information of Supplier disclosed to Client in the course of an audit except in accordance with the confidentiality obligations under this Agreement and in no event shall Client disclose Supplier Confidential Information to a Competitor of Supplier. If requested to Client in writing, Client shall reimburse Supplier for out of pocket costs for the provision of Supplier personnel to assist with translation during the conduct of an audit.

(c)    If Corrective and Preventive Actions (“CAPAs”) are necessary at the Site or in connection with the investigation or as a result of an audit, Client and Supplier shall agree in writing as to any Services to be provided by Supplier in connection with the CAPA and Client shall compensate Supplier for all related fees expenses to be incurred, provided that Client shall not be liable for any Service fees or expenses directly arising out of a CAPA to the extent any audit findings are the result of Supplier’s material breach of this Agreement or Statement of Work.

(d)    For purposes of this Section, if any audit by Client is conducted by a party other than a Client employee (“Third Party Auditor”), the Third Party Auditor will be (i) duly qualified by Client to conduct an audit of the Services; and (ii) will, prior to any access to a Supplier facility or disclosure of any Confidential Information or materials by Supplier, have agreed to and execute a confidentiality and nondisclosure agreement with Supplier as to Supplier e Confidential Information that is consistent with and not less stringent than the confidentiality obligations in this Agreement.

14.       INSPECTION BY REGULATORY AUTHORITIES. During the term of each Statement of Work, each Party will permit regulatory authorities to examine: (i) the facilities where the Services are being conducted; (ii) Study documentation; and (iii) any other relevant information, including information that may be designated by one or both of the Parties as confidential, reasonably necessary for regulatory authorities to confirm that the Services are being conducted in compliance with applicable laws and regulations. Each Party will notify the other as soon as possible, but no later than [REDACTED: Time Period] if any regulatory authority schedules, or without scheduling, begins an inspection that relates to the Services or the Parties’ respective obligations hereunder.

Each Party shall notify the other Party within [REDACTED: Time Period] of receipt of a non-routine inquiry, correspondence, inspection or other contact by a regulatory authority in connection with a Study, or this Agreement (each a “Non-Routine Regulatory Contact”) including, but not limited to, inspections of any Sites. For the avoidance of doubt, “Non-Routine Regulatory Contact” means any contact by a regulatory authority that is other than a contact that reasonable could be expected in the normal course of business.

Each Party shall immediately forward to the other Party copies of any correspondence or other documentation from or to any regulatory authority relating solely to a Study or this Agreement.

As to a regulatory finding, observation or other contact to which Supplier is required or is reasonably expected to submit a written response in relation to a Study or this Agreement, Supplier will use reasonable efforts to provide Client with a reasonable opportunity to review and comment on any response (“Response”) required from Supplier to a regulatory authority. Supplier shall in good faith consider the inclusion of any comments from Client in its Response but shall not be obligated to incorporate any such comments in a Response. In the event that Supplier does not incorporate Client comments in the Response, Supplier shall use reasonable efforts to notify Client prior to the submission of such Response in order to mutually resolve any issues. In any event Supplier shall promptly provide to Client a copy of the Response submitted by Supplier to any regulatory authority that (i) solely relates to a Study or this Agreement; or (ii) that would have a material negative impact on the ability of Supplier to provide the Services provided that Supplier shall not disclose any information relating to a third party or matter that does not have a material negative impact on the ability of Supplier to provide the Services.

Each Party acknowledges that it may not direct or manage the manner in which the other Party fulfils its obligation to permit/conduct inspections by a regulatory authority.

15.       “Serious Breach” may include (a) the conditions and principles of GCP in connection with the trial or (b) the protocol relating to the trial, which is likely to effect to a significant degree: (i) the safety or physical or mental integrity of the subjects of the trial; or (ii) the scientific value of the trial.

15.1    Each Party will notify in writing the other of any Serious Breaches within [REDACTED: Time Period].

15.2    Upon notification of a Serious Breach, the Parties will collaborate on the intended course of action; and inform together the relevant IRB or regulatory authority (for example, MHRA, FDA), if appropriate. Client shall be responsible for any reporting to the regulatory authority and ethics committee unless otherwise agreed in writing.

15.3    Either Party may inform relevant regulatory authorities of any such Serious Breach if, in its opinion, such reporting is required by regulation.

16.      INDEMNIFICATION

16.1    Supplier agrees to indemnify, defend and hold Client, its Affiliates and their respective directors, officers, employees and other representatives harmless from and against any damage, loss, cost, claim or expense suffered or incurred by Client (including reasonable legal fees and costs) from any third party claim, demand, assessment, action, suit or proceeding (a “Claim”) as a result of:

16.1.1  any intentional misconduct by Supplier;

16.1.2  any negligence on the part of Supplier;

16.1.3    any material breach of this Agreement by Supplier.

16.2    Client shall indemnify Supplier and its Affiliates and their respective officers, directors, employees and agents (the “Supplier Group”) arising out of any Claim related to (i) Supplier’s performance of the Services, the applicable Statement of Work, or any protocol related thereto the Study drug’s harmful or otherwise adverse effect, including, without limitation, a Claim based upon the consumption, sale, distribution or marketing of any substance, including the Study drug, (ii) the breach of this Agreement or the applicable Statement of Work, or the negligence or intentional misconduct of Client, except to the extent such Claim is caused by Supplier’s material breach of this Agreement, gross negligence or wilful misconduct.

16.3    In the event Supplier incurs costs or expenses as a result of its becoming involved in, or being required to appear or otherwise participate in, a matter (i) relating to a Study that is the subject of a Claim or any proceeding, litigation, arbitration or some other dispute resolution mechanism, and (ii) where Supplier’s performance of the Services in a manner other than in compliance with this Agreement is not directly and in good faith at issue in such Claim, then Client shall reimburse Supplier for all such costs or expenses. The Parties agree to cooperate with each other and to use commercially reasonable best efforts in good faith to minimize Supplier’s participation in and the costs or expenses relating to such disputes.

16.4    Except for the indemnification obligations of either Party under Sections 16.1 and 16.2, under no circumstances shall either Party be liable under this Agreement for any indirect, incidental, special or consequential damages of the other Party resulting from such Party’s performance or failure to perform under this Agreement. In addition, and except for the indemnification obligations of Supplier under Section 16.1, in no event shall the collective, aggregate liability of the Supplier Group to Client exceed the amount of fees actually received by Supplier from Client pursuant to the Statement of Work from which such liability arose. The foregoing limitation of liability shall not be applicable in the event of a breach of Section 9 by either Party.

17.      NON-DEBARMENT

17.1    Supplier certifies that it has not been debarred under Section 306 of the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. §335a(a) or (b) or any equivalent local law or regulation. In the event that Supplier becomes debarred, Supplier agrees to notify Client immediately.

17.2    SUPPLIER CERTIFIES THAT IT WILL NOT USE IN ANY CAPACITY, IN CONNECTION WITH ANY SERVICES TO BE PERFORMED UNDER THIS AGREEMENT, ANY PERSON WHO HAS BEEN DEBARRED, PURSUANT TO ANY APPLICABLE LAWS, INCLUDING SECTION 306 OF THE UNITED STATES FEDERAL FOOD, DRUG AND COSMETIC ACT, 21 U.S.C §335A.

17.3    IN THE EVENT THAT SUPPLIER BECOMES AWARE OR RECEIVES NOTICE OF THE DEBARMENT OF ANY INDIVIDUAL, CORPORATION, PARTNERSHIP, OR ASSOCIATION PROVIDING SERVICES TO SUPPLIER, WHICH RELATE TO THE SERVICES BEING PROVIDED UNDER THIS AGREEMENT, SUPPLIER AGREES TO NOTIFY CLIENT IMMEDIATELY.

18.      PRIMARY CONTACT

18.1    Both Parties shall designate a primary contact to coordinate and manage all aspects of the Services and Deliverables to be performed by or on behalf of Supplier. The primary contact shall use his or her best efforts to respond to any communication from either Party within [REDACTED: Time Period] of his or her receipt of such communication.

19.      NOTICES

19.1     No notice under this Agreement shall be effective unless sent in writing, by certified mail, return receipt requested, national courier service at the address set forth below. Either Party may specify a different address to receive notices by providing a written notice in this respect given in accordance with this Article.

If to Client: [REDACTED: Address] Attention: [REDACTED: Name] Email: [REDACTED: Email]	If to Supplier: [REDACTED: Address] Attention: [REDACTED: Name]

20.      MISCELLANEOUS

20.1    Assignment. Neither Party shall have the right to assign this Agreement or any of the rights or obligations hereunder, except that (a) Supplier may subcontract with such individuals or entities it deems necessary and appropriate in order to perform the Services and (b) either Party may assign this Agreement to (i) an Affiliate or (ii) a purchaser of or successor to that area of its business to which this Agreement is related (or, the case of Client, the outstanding Statement of Work relate), upon written notice, where such Affiliate or successor has the financial and operational capacity and ability to perform the assigning Party’s obligations hereunder..

20.2    Entire Agreement. This Agreement constitutes the entire agreement entered into between the Parties regarding the subject matter hereof and cancels and supersedes any prior agreement verbal or in writing between the Parties with respect thereto. Each Party acknowledges that each and every provision of this Agreement was negotiated in good faith, understood, and for good and valuable consideration, agreed to by such Party. In the event of a conflict between the terms and conditions set forth in this Agreement and the terms and conditions set forth in any Statement of Work or any other document or invoice issued in connection with this Agreement, the terms and conditions set forth in this Agreement shall take precedence.

20.3    Modification.    No supplement, amendment or modification to this Agreement shall be valid or binding unless set forth in writing and duly executed by all Parties. No waiver of a breach of any provision of this Agreement shall be effective or binding unless set forth in writing and duly executed by the Party purporting to give such waiver and, unless otherwise provided, shall be limited to the specific breach waived.

20.4    The Parties hereto agree to do all acts and things and to sign all documents necessary to give full force and effect to all provisions of this Agreement.

20.5    Waiver.    Failure of a Party to insist upon the strict performance of any term or condition of this Agreement or to exercise any right, remedy or recourse hereunder shall not be construed as a continuing waiver of any such term and condition of this Agreement.

20.6    Governing Law and Arbitration. This Agreement shall be subject to, construed and enforced in accordance with the laws of the [REDACTED: Territory]. In the event a dispute relating to this Agreement or any Statement of Work arises between the Parties, the Parties shall confer in good faith to resolve the dispute through negotiations between respective senior executives of the Parties. In the event that the Parties are unable to resolve the dispute, disputes shall be settled by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules in [REDACTED: Territory]. Judgment shall be rendered by a mutually agreed upon single arbitrator. The provisions of this Section may be enforced by any court of competent jurisdiction, and the Party seeking enforcement shall be entitled to an award of all costs, fees and expenses, including reasonable attorneys’ fees, to be paid by the Party against whom enforcement is ordered.

20.7    Force Majeure.  Neither Client nor Supplier shall be liable for delays in performing or any failure to perform any of the terms of this Agreement or a Statement of Work caused by the effects of natural disaster, strike, war (declared or undeclared), insurrection, acts of terror, government sanction, restriction or prohibition, or other causes reasonably beyond its control and without its fault, but the Party failing to perform shall use all commercially reasonable efforts to resume performance of this Agreement as soon as reasonably feasible. Any episode of force majeure which continues for [REDACTED: Time Period] from the date of notification of its existence shall give the non-affected Party the right to terminate this Agreement upon [REDACTED: Time Period] additional notice.

20.8    Severability. If any provision or condition of this Agreement is determined to be void, invalid, illegal or unenforceable in whole or in part, such determination shall not impair or limit the validity, legality or enforceability of the remaining provisions hereof, which shall remain valid, mandatory and enforceable in accordance herewith, except if the principal intent of this Agreement is frustrated by such reformation or deletion in which case this Agreement shall terminate.

20.9    Counterparts.  This Agreement may be executed in any number of counterparts, including by electronic signature, all of which taken together shall constitute one and the same instrument. In the event that any signature is delivered by facsimile transmission, by e-mail delivery of a “.pdf” format data file or other electronic means, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

20.10    The Parties have expressly agreed that this Agreement and all notices and other communications related thereto, including the Statements of Work, be drafted in English. Les Parties à la présente ont expressément convenu que la présente entente et tous les avis et autres communications y reliés, incluant les énoncés de travaux, soient rédigés en Anglais.

IN WITNESS WHEREOF, the Parties have signed this Agreement as of the Effective Date.

THERATECHNOLOGIES INC.		WORLDWIDE CLINICAL TRIALS, INC.

Per:	/s/ Paul Lévesque	Per:	/s/ Anthony Hinman
Name:	Paul Lévesque	Name:	Anthony Hinman
Title:	President and Chief Executive Officer	Title:	Legal Counsel

SCHEDULE A

FORM OF STATEMENT OF WORK

STATEMENT OF WORK NO. <@>

Between

THERATECHNOLOGIES INC. AND WORLDWIDE CLINICAL TRIALS, INC.,

This Statement of Work is entered into in accordance with Section 1.1 of the Master Services Agreement (the “Agreement”), entered into between Theratechnologies Inc. (the “Client”) and Worldwide Clinical Trials, Inc.(the “Supplier”) effective as of <@> 2020.

1.

Supplier agrees to provide the Services and deliver the Deliverables to Client including, but not limited to, the Services described in Erreur ! Source du renvoi introuvable. attached hereto in consideration for the Fees detailed in the Fee Schedule attached hereto as Exhibit B. Supplier shall provide the Services and deliver the Deliverables to Client in accordance with the terms of the Agreement and this Statement of Work No. <@>.

2.

This Statement of Work shall continue in force from the Effective Date until completion of the Services and delivery of the Deliverables hereunder unless the Statement of Work is terminated before, in accordance with the Agreement.

3.	All capitalized terms used but not defined herein shall have the meanings ascribed to those terms in the Agreement.

4.

The Parties agree that this Statement of Work is governed by and subject to the terms and conditions of the Agreement entered into between the Parties which shall apply to this Statement of Work as if said terms and conditions were fully set forth herein. If there is a conflict between this Statement of Work and the Agreement, the terms and conditions of the Agreement shall have precedence.

THERATECHNOLOGIES INC.	WORLDWIDE CLINICAL TRIALS, INC.

Per:	Per:
Name:	Name:
Title:	Title:

SCHEDULE B

DATA PROCESSING AGREEMENT

1.        Defined Terms. For purposes of this Data Processing Agreement, “GDPR” means the European Union General Data Protection Regulation (Regulation (EU)) 2016/679 together with any additional implementing legislation, rules or regulations that are issued by applicable supervisory authorities (“Data Protection Laws”). Capitalized terms used but not defined in this Exhibit D shall have the meanings ascribed to them in the Agreement. Subject to the foregoing, words and phrases used in this Data Processing Agreement shall, to the greatest extent possible, have the meanings given to them in the GDPR, including but not limited to the defined terms set forth in Article 4 and Article 9.

Specifically, the following terms shall have the following definitions:

a.        “Controller” means the natural or legal person, public authority, agency or any other body which alone or jointly with others determines the purposes and means of the processing of Personal Data; where the purposes and means of processing are determined by EU or Member State laws, the controller (or the criteria for nominating the controller) may be designated by those laws. Subject to Section 6 below, for purposes of this Data Processing Agreement Sponsor shall be the Controller as defined under GDPR.

b.        “EEA” means the European Economic Area.

c.        “EEA Member State” means one of the member states of the EEA.

d.        “EU Equivalent Protection Area” means the area that comprises: (i) countries within the European Union, Iceland, Liechtenstein and Norway; and (ii) countries, sectors in countries (such as the Privacy Shield in the USA) and international organisations that the European Commission may, from time to time, officially recognise as ensuring an adequate level of protection as provided for in Article 45 of the GDPR.

e.        “Personal Data” means any information relating to an identified or identifiable natural person (a “Data Subject”). An identifiable natural person is one who can be identified, directly or indirectly, in particular by reference to an identifier such as a name, an identification number, location data, an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person. For purposes of this Data Processing Agreement, Personal Data may include information relating to clinical trial subjects (including key-coded patient data), physicians, clinicians, healthcare professionals, consultants or other persons participating in Sponsor-sponsored clinical trials and research activities, whether such information is captured in electronic or printed (i.e. hard copy) format.

f.        “Personal Data Breach” means any breach of security leading to the accidental or unlawful destruction, loss, alteration, unauthorized disclosure of, or access to, Personal Data transmitted, stored or otherwise processed.

g.        “Processing” means any operation or set of operations which is performed on Personal Data or on sets of Personal Data, whether or not by automated means, such as collection, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction. For purposes of this Data Processing Agreement, the word “process” and its derivatives shall be construed accordingly.

h.        “Processor” means a natural or legal person, public authority, agency or other body which processes Personal Data on behalf of the Controller. Subject to Section 6 below, for purposes of this Data Processing Agreement, Worldwide shall be the Processor as defined under GDPR.

i.        “Subprocessor” means any natural or legal person, public authority, agency or other body which processes Personal Data on behalf of Processor or any Affiliate of Processor.

j.        “Special Categories of Personal Data” are Personal Data revealing racial or ethnic origin, political opinions, religious or philosophical beliefs, or trade union membership; genetic data or biometric data uniquely identifying a natural person; data concerning health or sex life and sexual orientation.

k.        “Transfer” means to disclose or otherwise make Personal Data available to a third party, either by physical movement of the Personal Data to such third party or by enabling access to the Personal Data by other means.

l.        “UK GDPR” means, as effective and pending the UK withdrawal from the EU, the UK Parliament’s amended incorporation of GDPR into UK law, together with further amendments to the Data Protection Act of 2018. For purposes of this Data Processing Agreement, any references to Data Protection Laws (inclusive of GDPR), or the EU/EEA in this Data Processing Agreement shall be deemed to be references to the equivalent provision in UK GDPR and the UK respectively, and shall apply mutatis mutandis where UK GDPR is effective and in scope.

2.        EU GDPR Compliance.

a.        During the term of the Agreement, Processor will process Personal Data on behalf of the Controller where so contracted under the applicable Work Order.

b.        The Personal Data to be processed by the Processor concerns (i) the categories of data; (ii) the categories of data subjects; and (iii) the nature and purposes of the processing as set out in detail in the applicable Work Order.

c.        Controller: Controller shall be solely responsible for i) determining the means and purpose of processing, ii) assessing the lawfulness and admissibility of processing in accordance with the GDPR, including but not limited to Articles 5 to 11; iii) safeguarding the rights of the Data Subjects in accordance with Articles 12 to 22 GDPR; and (iv) all other obligations expressly set forth for Controller under GDPR.

d.        As a rule, Controller issues all instructions with regard to the processing of Personal Data in writing or in a documented electronic format. Verbal instructions must be confirmed by Controller immediately in writing or in a documented electronic format.

e.        Processor shall comply with all Data Protection Laws and regulations governing the processing of Personal Data. Processor will also require its personnel and any other Subprocessor involved in the performance of the Agreement to comply with Data Protection Laws.

f.        In the event that this Data Processing Agreement or any practices which could be or are employed in exercising rights hereunder are inconsistent with or do not satisfy the requirements of Data Protection Laws relating to the protection of Personal Data, the Parties shall take any action necessary to bring performance under this Data Processing Agreement into compliance with such Data Protection Laws, including amending or modifying this Data Processing Agreement.

3.        Technical and Organizational Measures. In accordance with GDPR Article 28(1), Processor represents and warrants that it has implemented appropriate technical and organizational measures in such a manner that its processing of Personal Data will meet the requirements of the GDPR and ensure the protection of the rights of the Data Subjects.

4.        Engagement of Subprocessors. In accordance with GDPR Article 28(2), Processor shall not engage any Subprocessor without prior specific or general written authorization of Controller. In the case of a general written authorization, Processor shall inform the Controller of any intended changes concerning the addition or replacement of other Subprocessors and give Controller the opportunity to object to such changes. Processor shall also comply with the requirements for subprocessing as set forth in Article 28(4), namely that the data protection obligations set forth therein shall be imposed upon the Subprocessor, so that Processor’s contract with the Subprocessor contains sufficient guarantees that the processing to be performed by such Subprocessor will meet the requirements of the GDPR.

5.        Authorized Purposes; Confidentiality; Security Measures; Etc. In accordance with GDPR Article 28(3), Processor shall:

a.        process the Personal Data, including any Special Categories of Personal Data, only (i) as needed to provide the Services, (ii) in accordance with the documented instructions that it has received from Controller, including with regard to any Transfers, and (iii) as needed to comply with Union or EEA Member State law to which Processor is subject (in which case, Processor shall provide notice to Controller of such legal requirement prior to engaging in processing, unless that law prohibits this disclosure on important grounds of public interest);

b.        ensure that persons authorized to process the Personal Data have committed themselves to confidentiality or are under an appropriate statutory obligation of confidentiality;

c.        take all security measures required by GDPR Article 32, namely:

i.    taking into account the state of the art, the costs of implementation and the nature, scope, context and purposes of processing as well as the risk of varying likelihood and severity for the rights and freedoms of natural persons, Processor shall implement appropriate technical and organizational measures to ensure a level of security appropriate to the risk, including inter alia as appropriate: (A) the pseudonymisation and encryption of Personal Data; (B) the ability to ensure the ongoing confidentiality, integrity, availability and resilience of processing systems and services; (C) the ability to restore the availability and access to Personal Data in a timely manner in the event of a physical or technical incident; and (D) a process for regularly testing, assessing and evaluating the effectiveness of technical and organizational measures for ensuring the security of the processing;

ii.        in assessing the appropriate level of security, account shall be taken in particular of the risks that are presented by processing, in particular from accidental or unlawful destruction, loss, alteration, unauthorized disclosure of, or access to Personal Data transmitted, stored or otherwise processed; and

iii.        take steps to ensure that any natural person acting under the authority of Processor who has access to Personal Data does not engage in the processing of such Personal Data except on instructions from Controller, unless he or she is required to do so by Union or EEA Member State law;

d.        taking into account the nature of the processing, Processor shall, at Controller’s cost and expense, assist Controller by appropriate technical and organizational measures, insofar as this is possible, for the fulfilment of Controller’s obligation to respond to requests for exercising the Data Subjects’ rights under GDPR Chapter III. For the avoidance of doubt, Processor shall not be responsible for Data Subject Access Requests (“DSAR”) issued to Sites, Site Processors, or Site Subprocessors. Site obligations with respect to DSARs shall be subject to the terms and conditions of their respective Clinical Trial Agreements and independent controller obligations as applicable;

e.        Taking into account the nature of processing and the information available to Processor, Processor shall comply with (and shall reasonably assist Controller to comply with, at Controller’s cost and expense) the obligations regarding security of processing (as set forth in GDPR Article 32), Personal Data Breaches (as set forth in GDPR Articles 33 and 34), data protection impact assessments (as set forth in GDPR Article 35), and prior consultation (as set forth in GDPR Article 36);

f.        At Controller’s instruction, and at Controller’s cost and expense, Processor shall delete or return all the Personal Data to Controller after the end of the provision of Services relating to processing in accordance with the terms of the Agreement and applicable Work Order(s), and delete existing copies unless applicable Union or EEA Member State law requires storage of the Personal Data;

g.        Processor shall, at Controller’s reasonable request, make available to Controller all information necessary to demonstrate compliance with the obligations laid down in GDPR Article 28, and allow for and contribute to audits, including inspections, conducted by Controller or another auditor mandated by Controller (that is not a competitor of Processor) in accordance with the audit and inspection provisions set forth in the Agreement; and

h.        Processor shall immediately inform Controller if, in its opinion, an instruction given for the processing of Personal Data infringes on Data Protection Laws. Processor is not, however, obliged to actively review Controller’s instructions for compliance with Data Protection Laws.

6.        Transfer of Data Outside of the [REDACTED: Territory]

a.        Processor will only export Personal Data originating from the [REDACTED: Territory] out of the [REDACTED: Territory] Equivalent Protection Area on the documented instructions of the Controller, which would be deemed to have been given if such Transfer is identified in the applicable Work Order or other written documentation entered into under the Agreement, including project plans or written documentation filed within the Trial Master File (TMF). If the Processor is located outside the [REDACTED: Territory] Equivalent Protection Area, the Processor shall only make onward Transfers of the [REDACTED: Territory] Personal Data on the documented instructions of the Controller which would be deemed to have been given if such Transfer is identified in the applicable Work Order or other written documentation entered into under the Agreement, including project plans or written documentation filed within the TMF.

b.        In the event of a Transfer outside of the [REDACTED: Territory] Equivalent Protection Area contemplated by Section 6b, the Parties shall comply with the relevant provisions of GDPR Chapter 5, including, as applicable implementation of adequate safeguards for such Transfers.

7.        Personal Data Breaches. Processor will promptly and thoroughly investigate potential Personal Data Breaches occurring within its sphere of responsibility as the Processor under this Data Processing Agreement. In the event of any Personal Data Breach, Processor will notify Controller without undue delay. At minimum, such notification from Processor to Controller shall include the information required by GDPR Article 33(3). For the avoidance of doubt, Processor shall not be responsible for Personal Data Breaches committed by Sites, Site Processors, or Site Subprocessors. Sites’ obligations with respect to Personal Data Breaches shall be subject to the terms and conditions of their respective Clinical Trial Agreements.

8.        Maintenance of Records. Processor shall maintain (in writing, including in electronic form) all records required by Article 30(2) of the GDPR, and, to the extent they are applicable to Processor’s Services for Controller, Processor shall make them available to Controller upon request.

9.        Incorporation into Agreement: The Parties agree that the terms and provisions of this Data Processing Agreement shall be incorporated into the Agreement by reference. To the extent the terms of this Data Processing Agreement conflict with any terms of the Agreement pertaining to the subject matter of this Data Processing Agreement, the terms of this Data Processing Agreement shall prevail. All other provisions in the Agreement shall remain in full force and effect in accordance with their terms.

10.      Term and Survival: The term of this Data Processing Agreement shall run concurrent with the Term of the Agreement; provided, however, the terms of this Data Processing Agreement shall survive termination of the Agreement to the extent Processor continues processing Personal Data under an applicable Work Order in accordance with the terms of this Data Processing Agreement or otherwise required by its record retention obligations under the Agreement, Data Protection Laws or other applicable law.

SCHEDULE C

FORM OF CLINICAL TRIAL INSURANCE DECLARATION

Declaration of Exclusions Form

This Declaration of Exclusions Form shall be executed by Sponsor in order to comply with the following provisions of [REDACTED: Territory] Statutory Instrument 2004/1031 (as amended), Schedule 1, Part 2, (14) and MHRA Good Clinical Practice Guideline (“Gray Guide”), Section 1.3.8:

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“Provision has been made for insurance or indemnity to cover the liability of the investigator and sponsor which may arise in relation to the clinical trial.” [REDACTED: Territory] Statutory Instrument 2004/1031 (as amended), Schedule 1, Part 2, (14)

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“During inspections, examples have been identified where the insurance cover has not been adequate as a result of the exclusions listed on the insurance policy. … There should be a process in place for the sponsor to check the insurance for each individual trial, it is recommended that this check is documented and filed in the TMF.” MHRA Good Clinical Practice Guideline (“Gray Guide”), Section 1.3.8:

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“Vendors are expected to have a mechanism in place for ensuring that there are no exclusions within the sponsor policy that affect the cover for the trial. This may be documented in a number of ways; for example, a copy of the policy could be included with the certificate, the certificate could clearly list the exclusions or there could be some form of formal sign-off to verify that someone from the sponsor or vendor has checked that the exclusions are acceptable.” MHRA Good Clinical Practice Guideline (“Gray Guide”), Section 1.3.8

[REDACTED: Name] (“Sponsor”) hereby certifies that it has reviewed its clinical trial insurance policy for the [REDACTED: Territory] (the “Policy”) for XXX (the “Study”) against Protocol Version XXX, dated XXX (the “Protocol”) and confirms that coverage is appropriate for the Study and that there are no exclusions within the policy that would limit coverage for Sponsor or investigator for claims brought by [REDACTED: Territory] study subjects participating in the Study. Sponsor shall notify Worldwide Clinical Trials Global Project Lead (“GPL”) and sign an updated Declaration of Exclusions form in the event any amendments to the Protocol or Policy modifies coverage for Sponsor or investigator for claims brought by [REDACTED: Territory] study subjects participating in the Study.

IN WITNESS WHEREOF, this Agreement has been executed by a duly authorized representative of the Sponsor as of the date written below.

[REDACTED: Name]

By: ___________________________

Name: ________________________

Title: _________________________

Date: _________________________